Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199

May 14, 2009

VIA EDGAR

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549-0306

Re:	Boston Properties, Inc.
Form 10-K for the year ended December 31, 2008
Filed on March 2, 2009
File No. 001-13087

Dear Ms. LaMothe:

This letter is submitted in response to the additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2008 of Boston Properties, Inc. (the “Company”), as set forth in your letter (the “Comment Letter”) dated May 11, 2009 to Michael E. LaBelle, Chief Financial Officer.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Comment 1 – Note 8 – Unsecured Exchangeable Senior Notes, pages 130 – 132

We read your response to comment four. Please confirm that you will disclose in future filings your consideration of SFAS 133 and EITF 00-19 with respect to the accounting for your capped call transactions.

Response to Comment No. 1

We will disclose in future filings our consideration of SFAS 133 and EITF 00-19 with respect to the accounting for our capped call transactions.

Ms. Cicely LeMothe

Accounting Branch Chief

Securities and Exchange Commission

May 14, 2009

Comment No. 2 – Schedule III

We read your response to comment six. Please tell us your consideration of EITF 95-7 and your anticipated accounting treatment under SFAS 160.

Response to Comment No. 2

In accounting for the redemption of OP units we have considered and applied the guidance contained in EITF 95-7, “Implementation Issues Related to the Treatment of Minority Interests in Certain Real Estate Investment Trusts.” Specifically Issue 3 in EITF 95-7 addresses how to account for the acquisition of the sponsor’s minority interest by the REIT after the initial public offering. The EITF reached a consensus that the REIT should account for any subsequent acquisition(s) of the sponsor’s minority interest in the operating partnership for cash in a manner that is consistent with the accounting for the formation of the REIT. That is, asset and liability carrying amounts remain unchanged, and any amount paid in excess of the book value of the minority interest is charged directly to equity. The EITF concluded that future acquisitions of the sponsor’s minority interest in the operating partnership in exchange for REIT shares should also be recorded at the book value of the minority interest acquired. We have consistently followed the accounting outline above in accounting for the acquisition of sponsor OP units.

EITF 95-7 addresses only the acquisition of the sponsor’s interest. As stated in our previous response letter, the redemption of non-sponsor OP units has been accounted under the purchase method as a step acquisition of minority interest in accordance with SFAS No. 141 “Business Combinations.” Non-sponsor OP units acquired are reflected at the fair market value of the Company’s common stock on the date of acquisition. The excess of the fair value over the book value of the OP units acquired is recorded as a step-up to real estate. The amount of the step-up is allocated to the underlying real estate on a relative fair value basis.

In the first quarter of 2009, we adopted SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” Under SFAS 160, certain noncontrolling interests of the Company (previously known as “minority interests”) are classified as a component of equity. SFAS 160 nullifies the previous accounting methods and establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. In accordance with our understanding of the transition guidance, future redemptions in which the REIT maintains control of the Operating Partnership will be accounted for solely as an equity transaction for both sponsor and non-sponsor OP units. The adoption of SFAS 160 does not impact the previous accounting followed for the redemption of sponsor and non-sponsor OP units as it only requires adoption on a prospective basis.

Ms. Cicely LeMothe

Accounting Branch Chief

Securities and Exchange Commission

May 14, 2009

*     *     *

If you should have any questions concerning these responses, please contact the undersigned at (617) 236-3352, Arthur S. Flashman, Vice President, Controller at (617) 236-3463, or Eric G. Kevorkian, Senior Vice President, Senior Corporate Counsel at (617) 236-3354.

Sincerely,

/s/ Michael E. LaBelle
Michael E. LaBelle Senior Vice President, Chief Financial Officer of Boston Properties, Inc.

cc:	Jaime G. John
Securities and Exchange Commission
Arthur S. Flashman
Vice President, Controller
Eric G. Kevorkian
Senior Vice President, Senior Corporate Counsel
Ettore Santucci, Esq.

             Goodwin Procter LLP